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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 1)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                LANTE CORPORATION
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                              SBI ACQUISITION CORP.
                            (Name of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   516540 10 1
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                              ERIC D. BAWDEN, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

               Transaction Valuation            Amount of Filing Fee
               ---------------------            --------------------

                     $41,117,304*                     $8,224**
--------------------------------------------------------------------------------

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         * This amount assumes the purchase of 37,379,367 shares of common stock, par value $0.01 per share, at the tender offer price of $1.10. ** The fee was paid at the time of the original Schedule TO filing on July 31, 2002.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:  $8,224                 Filing party:  SBI Holdings, Inc.,
                                                                        SBI and Company and
                                                                        SBI Acquisition Corp.

         Form or registration No.:  Schedule TO-T        Date filed:  July 31, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------

         This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 31, 2002 (the "Schedule TO") relating to the offer by SBI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share of Lante Corporation, a Delaware corporation, at a purchase price of $1.10 per share, payable to the stockholders in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated July 31, 2002 (the "Offer to Purchase"), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (and the instructions thereto), dated July 31, 2002, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO.

         Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase in "Legal Matters; Regulatory Approvals--Pending Litigation" is hereby amended and supplemented as follows:

PENDING LITIGATION

On July 19, 2002, a complaint entitled SRZ TRADING V. LANTE CORPORATION ET AL., C.A. 19767NC, was filed with the Court of Chancery in New Castle County, Delaware. On August 1, 2002, a second complaint, entitled PATRICK TREMONTE V. LANTE CORPORATION ET AL., CA19806NC, was filed with the Court of Chancery in New Castle County, Delaware. The complaints, which name the Company and current and former members of its board of directors as defendants, contain nearly identical allegations, including that the defendants breached their fiduciary duties in connection with the Company entering into the Acquisition Agreement with us by failing to seek bids, or "shop" the

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Company, and that the Acquisition Agreement may have been entered into for the purpose of enriching the Company's management and principal stockholders at the expense of the public stockholders. The plaintiffs allege that the purported breaches of fiduciary duty resulted in an agreement to sell the Company at an inadequate price per share. The complaints seek, INTER ALIA, class certification and injunctions preventing consummation of the transaction or rescission of the transaction if it is completed. We have not been named as a defendant in either of the actions. We have been advised that the Company believes that the allegations in the complaints lack merit and intends to vigorously defend these actions. Answers to the complaints were filed on behalf of the Company and the current directors on August 12 and 13, 2002, respectively. In addition, separate motions for judgment on the pleadings were filed on behalf of the Company and the current directors on August 13, 2002.

A third complaint, entitled ROY SCHUSTER V. LANTE CORP. ET AL., C.A. 02CH14048, was filed on August 1, 2002, in the Chancery Division of the Circuit Court of Cook County, Illinois. This complaint, which names the Company, the current directors of the Company, SBI and Company and SBI Acquisition Corp., alleges that, in connection with the Company entering into the Acquisition Agreement, certain of the defendants breached their fiduciary duties by failing to take reasonable steps to maximize shareholder value, favoring interests of the defendants to the detriment of the Company's public shareholders, and disseminating materially misleading and incomplete tender offer materials to the Company's public shareholders. The plaintiff alleges that the purported breaches of fiduciary duty are an attempt to permanently deprive the Company's public shareholders of the true value of their investment in the Company without providing them all the material information necessary to make an informed decision regarding whether to tender their shares or seek appraisal of their shares. The complaint seeks, INTER ALIA, class certification and injunctive relief preventing completion of the transaction. Both the Company and we believe that the allegations in the complaint lack merit and we intend to vigorously defend this litigation. A motion to dismiss this action was filed on behalf of the Company on August 8, 2002, the plaintiff filed a response on August 12, 2002, to which the Company replied on August 13, 2002. A hearing on the motion to dismiss is currently scheduled for August 15, 2002. If necessary, a schedule for briefing the issues relating to the injunctive relief has been established and a hearing on the injunction is scheduled for August 28, 2002.

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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO is true, complete, and correct.

                                    SBI HOLDINGS INC.


August 13, 2002                     By: /s/ L. Tim Pierce
                                       -----------------------------------------
                                       Name:  L. Tim Pierce
                                       Title:  Chief Financial Officer



                                    SBI AND COMPANY


August 13, 2002                     By: /s/ L. Tim Pierce
                                       -----------------------------------------
                                       Name:  L. Tim Pierce
                                       Title:  Chief Financial Officer



                                    SBI ACQUISITION CORP.


August 13, 2002                     By: /s/ L. Tim Pierce
                                       -----------------------------------------
                                       Name:  L. Tim Pierce
                                       Title:  Chief Financial Officer